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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No.__

                    Under the Securities Exchange Act of 1934

                             GULFMARK OFFSHORE, INC.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                  402629109000
                                 (CUSIP Number)

                                 Karen C. Manson
                                    Secretary


                          Lehman Brothers Holdings Inc.
                         3 World Financial Center, 24th Floor
                               New York, NY 10285
                                  (212)526-1936
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                 April 30, 1997

             (Date of Event which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). NOT APPLICABLE


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CUSIP No.
402629109000

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Holdings Inc.
     13-3216325


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [  ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
     Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
     2,030,226

8)  Shared Voting Power
     -0-

9)  Sole Dispositive Power
     2,030,226

10) Shared Dispositive Power
     -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,030,226


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12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13) Percent of Class Represented by Amount in Row 9
     30.4%

14) Type of Reporting Person
     HC/CO




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 30, 1997


LEHMAN BROTHERS HOLDINGS INC.
By:  /s/ Karen C. Manson
         ---------------------
Name:    Karen C. Manson
Title:   Vice President and
         Secretary


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Schedule 13D

Item 1.  Security and Issuer

         This statement relates to the Common Stock, par value $0.01 (the
"Common Stock"),  of  GulfMark  Offshore,   Inc.,  a  Delaware  corporation
("GulfMark Offshore"). The address of the principal executive offices of GulfMark Offshore is 5 Post Oak Park, Suite 1170, Houston, Texas 77027-3414.

Item 2.  Identity and Background

         This statement is filed on behalf of Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 3 World Financial Center, 200 Vesey Street, New York, NY 10285

         Holdings through its domestic and foreign subsidiaries is a full-line securities firm.

         The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Person are set forth in Appendix A hereto.

         The Reporting Person, nor to the best knowledge of the Reporting Person or any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds or Other Consideration

         See Item 4.

Item 4.  Purpose of Transaction

         Pursuant to an Agreement and Plan of Merger dated December 5, 1996 among Energy Ventures, Inc., a Delaware corporation ("EVI"), GulfMark Acquisition Co., a Delaware corporation ("Sub"), GulfMark International, Inc., a Delaware corporation ("GulfMark"), and GulfMark Offshore, Inc., upon the merger of Sub, a wholly owned subsidiary of EVI, with and into GulfMark, each outstanding share of GulfMark Common Stock was exchanged for .6693 shares of EVI Common Stock.

         Prior to the Merger, Holdings owned 1,015,113 shares of Common Stock of GulfMark. As a result of the Merger on May 1, 1997, Holdings acquired 679,618 shares of the Common Stock of EVI.

         Prior to the Merger, as a means of permitting EVI to acquire GulfMark, without the marine transportation services business and all liabilities associated with such assets, EVI, GulfMark and GulfMark Offshore, a wholly-owned subsidiary of GulfMark, entered into a Agreement and Plan of Distribution dated as of December 5, 1996. Pursuant to the Agreement and Plan of Distribution, the assets and certain other GulfMark subsidiaries stock were contributed by GulfMark to GulfMark Offshore, in consideration for the issuance by GulfMark Offshore to GulfMark of additional shares of GulfMark Offshore Common Stock. As a result of this Spin-Off on April 30, 1997, GulfMark distributed to its stockholders all of the outstanding stock of GulfMark Offshore on the basis of 2 shares of GulfMark Offshore for each share of GulfMark Common Stock. As a result of the Distribution, Holdings acquired 2,030,226 shares of the GulfMark Offshore and control of the company.

         Holdings intends to continually evaluate EVI's business, prospects, financial condition, the market for the Shares, other opportunities available to Holdings, general economic conditions, money and stock market conditions and other factors and future developments which Holdings may deem relevant from time to time. Depending on same factors, Holdings may decide, subject to the below referenced agreement, to sell all or part of the shares it holds. Any such acquisition or disposition of Shares may be effected through open market or privately negotiated transactions, or otherwise.

         Except as set forth in this Item 4, Holdings does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.]

         In connection with the Distribution and Merger, Holdings agreed that it will not for a period of one (1) year, sell, exchange, transfer by gift or otherwise dispose, of any GulfMark Common Stock, GulfMark Offshore Common Stock or EVI Common Stock received in the Merger.

Item 5.  Interest in Securities of the Issuer

         (a)      See Item 4.

         (b)      See Item 4.

         (c)      None.

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         (d)      Neither the Reporting  Person nor, to its  knowledge,  or any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

         (e)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Two Managing Directors of LBI are members of the Board of Directors of GulfMark Offshore: David J. Butters and Robert B. Millard.

         See Item 4.

Item 7.  Material to be Filed as Exhibits.

         Agreement and Plan of Merger, dated as of December 5, 1996, among EVI, GulfMark, Sub and GulfMark Offshore (incorporated by reference to
         Exhibit 2.2 to Form 8K, File No. 0-7265, filed December 26, 1996)

         Agreement and Plan of Distribution, dated as of dated as of December 5, 1996, among EVI, GulfMark and GulfMark Offshore (incorporated by reference to Exhibit 2.3 to Form 8K, File No. 0-7265, filed December 26, 1996)

         Letter Agreement, dated March 14, 1997, Exhibit A attached hereto.

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                                                                    APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                        BUSINESS ADDRESS

Michael L. Ainslie                           Lehman Brothers Holdings Inc.
Private Investor and former                     3 World Financial Center
President and Chief Executive                   New York, New York 10285
Officer of Sotheby's Holdings

John F. Akers                                Lehman Brothers Holdings Inc.
Retired Chairman of                             3 World Financial Center
International Business Machines                 New York, New York 10285
Corporation

Roger S. Berlind                             Lehman Brothers Holdings Inc.
Theatrical Producer                             3 World Financial Center
                                                New York, New York 10285

Thomas H. Cruikshank                         Lehman Brothers Holdings Inc.
Retired Chairman and Chief                      3 World Financial Center
Executive Officer of Halliburton                 New York, New York 10285
Company

Richard S. Fuld, Jr.                           Lehman Brothers Holdings Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of                                          New York, NY 10285
Lehman Brothers Holdings Inc.

Katsumi Funaki*                                Lehman Brothers Holdings Inc.
Senior General Manager of                        3 World Financial Center
International Business of the                       New York, NY 10285
Finance and Investment Planning
Office of Nippon Life

Henry Kaufman                                  Lehman Brothers Holdings Inc.
President of Henry Kaufman &                     3 World Financial Center
Company, Inc.                                       New York, NY 10285

John D. Macomber                               Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                3 World Financial Center
                                                    New York, NY 10285

Dina Merrill                                   Lehman Brothers Holdings Inc.
Actress and Director and Vice                    3 World Financial Center
Chairman of RKO Pictures, Inc.                     New York, NY 10285

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Masataka Shimasaki*                          Lehman Brothers Holdings Inc.
Director and General Manager for                3 World Financial Center
the Americas of Nippon Life                        New York, NY 10285



                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME / TITLE                                          BUSINESS ADDRESS

Richard S. Fuld, Jr.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285


Jeremiah M. Callaghan                          Lehman Brothers Holdings Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285

John L. Cecil
Chief Administrative Officer                   Lehman Brothers Holdings Inc.
                                                  3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                               Lehman Brothers Holdings Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285

-----
All above individuals are citizens of the United States except those individuals with an * who are citizens of Japan.

                                                                 EXHIBIT A

                              LEHMAN BROTHERS HOLDINGS INC.

March 14, 1997

GulfMark International, Inc.
5 Post Oak Park, Suite 1170
Houston, Texas 77027

Gentlemen:

We refer to the disclosure set forth in Amendment No.1 to the Preliminary Joint Proxy Statement of GulfMark International, Inc. ("GulfMark") and Energy Ventures, Inc. ("EVI") concerning the GulfMark proposals to approve and adopt:
(1) the Agreement and Plan of Distribution dated as of December 5, 1996 (the "Distribution Agreement"), by and among EVI, GulfMark and New GulfMark International, Inc., a wholly owned subsidiary of GulfMark now known as GulfMark Offshore, Inc. ("New GulfMark"), pursuant to which GulfMark will, prior to the Merger, as defined below, (i) contribute its offshore marine services business to New GulfMark (the "Contribution"), and (ii) then distribute (the "Distribution") all shares of the common stock, $0.01 par value of New GulfMark ("New GulfMark Common Stock") pro-rata to all holders of the common stock,$1.00 par value, of GulfMark ("GulfMark Common Stock") and (2) the Agreement and Plan of Merger dated December 5, 1996 (the "Merger Agreement"), among EVI, GulfMark Acquisition Co., a wholly owned subsidiary of EVI ("Sub"), GulfMark and New GulfMark, pursuant to which Sub will merge with and into GulfMark (the "Merger") and each outstanding share of GulfMark Common Stock, will be converted into the right to receive .6695 of a share of EVI common stock, $1.00 par value, ("EVI Common Stock").

As of the date of this letter, Lehman Brothers Holdings Inc. ("Lehman") was the holder of 1,048,913 shares of GulfMark Common Stock.

Lehman represents to GulfMark that, except for the exchange of GulfMark Common Stock for EVI Common Stock in the Merger, it has no plan or intention to sell, exchange, transfer by gift or otherwise dispose, nor will to for a period of one (1) year sell, exchange, transfer by gift or otherwise dispose, of any GulfMark Common Stock, New GulfMark Common Stock or EVI Common Stock received in the Merger, after the Distribution or the Merger.

                                               Very truly yours,

                                               Lehman Brothers Holdings Inc.

                                               By:  /s/ Karen Manson
                                               Print Name:   Karen Manson
                                               Title: VP and Secretary Its duly
                                                      authorized officer